                                                      PURSUANT TO RULE 424(b)(3)
                                                              FILE NO. 333-60135

                            SUPPLEMENT TO PROSPECTUS
                             DATED DECEMBER 3, 1998


                                 GENE LOGIC INC.

                                ----------------


        The Prospectus, dated December 3, 1998, is hereby supplemented as follows to restate, in its entirety, the "Selling Securityholders" section on pages 9-11 of the Prospectus.


                             SELLING SECURITYHOLDERS

        In connection with the merger with Oncormed, we are registering for resale certain shares of Gene Logic common stock issued to Oncor, Inc. and certain shares of Gene Logic common stock issuable to the holders of warrants upon exercise of the warrants. Applying the exchange ratio of .4673 used upon consummation of the merger, (the "Final Exchange Ratio"), an aggregate of 77,881 shares of Gene Logic common stock are issuable upon exercise of the warrants at an exercise price of approximately $18.27 per share.

        The following table sets forth (i) the name and address of the Selling Securityholders, (ii) the number of shares of Gene Logic common stock that the Selling Securityholders beneficially owned prior to the offering for resale of any of the shares of Gene Logic common stock being registered hereby, (iii) the maximum number of shares of Gene Logic common stock that may be offered for resale for the account of the Selling Securityholders pursuant to this Prospectus (the "Resale Shares"), and (iv) the number of shares of Gene Logic common stock to be held by the Selling Securityholders after the offering of the Resale Shares (assuming all of the Resale Shares are sold by the Selling Securityholders).


                                       1.

                                                                                    PERCENTAGE OF SHARES OF
                                                              NUMBER OF             GENE LOGIC COMMON STOCK
                                          SHARES OF           SHARES OF              BENEFICIALLY OWNED(2)
                                          GENE LOGIC         GENE LOGIC            ----------------------------
                                            COMMON             COMMON                BEFORE           AFTER
                                          STOCK TO BE           STOCK              OFFERING OF     OFFERING OF
                                           RESOLD IN         BENEFICIALLY          THE RESALE       THE RESALE
SELLING SECURITYHOLDERS(1)                THE OFFERING         OWNED(2)               SHARES         SHARES(3)
--------------------------                ------------       ------------          ------------     -----------
Incyte Pharmaceuticals, Inc...........         7,788            522,799(4)            2.1%           2.1%
  3174 Porter Drive
  Palo Alto, CA 94304

Oncor, Inc............................       390,573            390,573               1.6%            --
  209 Perry Parkway
  Gaithersburg, Maryland 20877

John Pappajohn .......................       155,766            292,295(5)            1.2%             *
  Equity Dynamics, Inc.
  2116 Financial Center
  Des Moines, IA 50309

Strong River Investments Inc..........        29,206             29,206(4)              *              *
  c/o Cavallo Capital Corp.
  505 Park Avenue, 19th Floor
  New York, New York 10022

Montrose Investments, LTD ............        14,530            199,255                 *              *
  c/o HBK Investments L.P.
  300 Crescent Court, Suite 700
  Dallas, Texas 75201

Westover Investments, L.P.............         7,823            108,193                 *              *
  c/o HBK Investments L.P.
  300 Crescent Court, Suite 700
  Dallas, Texas 75201

Ann Pappajohn Vassiliou ..............        81,777             81,777                 *             --
  24 Foster Drive
  Des Moines, IA 50312

Brown Simpson ORD Investments LLC.....         8,996              8,996                 *             --
  One Manhattanville Road
  Purchase, New York 10532

Matthew P. Kinley ....................        11,682             11,682                 *             --
  Equity Dynamics, Inc.
  2116 Financial Center
  Des Moines, IA 50309

Jose J. Coronas ......................        23,365             23,365                 *             --
  22 Mill Neek Lane
  Pittsford, NY 14534

Derace L. Schaffer, M.D ..............        23,365             23,365                 *             --
  3438 Elmwood Avenue
  Rochester, NY 14610
---------------

*   Represents beneficial ownership of less than 1%.

                                       2.

(1) This table is based upon information obtained by us from publicly filed documents.

(2) Number of Shares Beneficially Owned and Percentage of Shares Beneficially Owned are determined as of February 1, 2000 and in accordance with the rules of the Commission based upon 24,845,174 shares of Gene Logic common stock issued and outstanding on February 1, 2000.

(3) Assumes sale of all of the Resale Shares.

(4) Using the Final Exchange Ratio, includes for (i) Incyte Pharmaceuticals, Inc., warrants to purchase 7,788 shares of Gene Logic common stock at an exercise price of $18.27 per share; and (ii) Strong River Investments Inc. warrants to purchases 29,206 shares of Gene Logic common stock at an exercise price of $18.27 per share.

(5) Includes (i) 23,365 shares held by Halkis Ltd. as to which Mr. Pappajohn has sole voting and investment power; and (ii) 23,365 shares held by Thebes Ltd., a company owned by Mr. Pappajohn's wife, as to which Mr. Pappajohn disclaims beneficial ownership.

                              PLAN OF DISTRIBUTION

        The Resale Shares may be sold from time to time by the Selling Securityholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The Selling Securityholders may offer their Resale Shares in one or more of the following transactions:

        - on any national securities exchange or quotation service on which the Gene Logic common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

        -      in the over-the-counter market;

        -      in private transactions;

        -      through options;

        -      by pledge to secure debts or other obligations; or

        -      a combination of any of the above transactions.

        The Selling Securityholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Securityholders. The Selling Securityholders and any broker-dealers that participate in the distribution may, under certain circumstances, be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by such broker-dealers and any profits realized on any resale of the Resale Shares by them might be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Securityholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Resale Shares may not simultaneously engage in market making activities with respect to Gene Logic's common stock for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of shares of Gene Logic common stock (including the Resale Shares) by the Selling Securityholders.

                                       3.

        In the event of a "distribution" of Gene Logic common stock, the Selling Securityholders, any selling broker-dealer or agent and any "affiliated purchasers" may be subject to Regulation M under the Exchange Act, which would prohibit, with certain exceptions, each such person from bidding for, purchasing or attempting to induce any person to bid for or purchase any security which is the subject of such distribution until his participation in that distribution is completed. In addition, Regulation M under the Exchange Act prohibits certain "stabilizing bids" or "stabilizing purchases" for the purpose of pegging, fixing or maintaining the price of Gene Logic common stock in connection with any offer of Gene Logic common stock by the Selling Securityholders.

        Any or all of the sales or other transactions involving the Resale Shares, whether effected by the Selling Securityholders, any broker-dealer or others, may be made pursuant to this Prospectus. In addition, any Resale Shares that qualify for sale pursuant to Rule 145 under the Securities Act may be sold under Rule 145 rather than pursuant to this Prospectus.

        In order to comply with the securities laws of certain states, if applicable, the Resale Shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Resale Shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        We will make copies of this Prospectus available to the Selling Securityholders and have informed the Selling Securityholders of the need for delivery of a copy of this Prospectus to each purchaser of the Resale Shares prior to or at the time of any sale of the Resale Shares. We have agreed with the Selling Securityholders to keep this Prospectus effective until the earlier to occur of (i) the time when all of the Resale Shares may be resold pursuant to an exemption from registration under the Securities Act, and (ii) the time at which the Selling Securityholders no longer hold any Resale Shares.

        The Selling Securityholders will pay all underwriting discounts, commissions, transfer taxes and other expenses associated with the sale of the Resale Shares by them. We will pay all costs and expenses associated with the registration of the Resale Shares.

          The date of this Prospectus Supplement is February 22, 2000.


                                       4.